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EXHIBIT 4.5

CONTRACT OF EMPLOYMENT

Annex to letter of 20 December 2013

The undersigned:

1. The public limited liability company SHELL PETROLEUM N.V., with its registered offices at Carel van Bylandtlaan 30, 2596 HR The Hague, (the “Employer”),

and

2. Chief Executive Officer, residing xxxxxxxxxx, (the “Employee”),

WHEREAS:

Employer and Employee wish to enter into a contract of employment and wish to record the provisions thereof in writing;

AGREE AS FOLLOWS

ARTICLE 1 DURATION, POSITION AND LOAN ASSIGNMENT

1.1 The Employee will enter the employment of the Employer for an indefinite period in the position of Executive Director (member of the Board of Directors) of Employer with effect from 1 January 2014. The Employee will perform his work on a full time basis.

1.1 Royal Dutch Shell plc (“RDS”) has appointed the Employee as its Chief Executive Officer and member of its Board of Directors with effect from 1 January 2014. Consequently, the Employee will be loan assigned by the Employer to RDS in accordance with the terms of the loan assignment agreement that is attached to this contract of employment as ATTACHMENT 1. For the avoidance of doubt, the parties acknowledge that it is not the intention of the parties to create any contract of employment or management agreement between RDS and the Employee.

ARTICLE 2 WORK LOCATION

2.1 The Employee’s principal place of work will be at the offices of the Employer and/or any member of the Royal Dutch Shell Group in The Hague, the Netherlands.

2.2 It is a requirement of this contract of employment that the Employee is prepared to work at other locations in the Netherlands and elsewhere overseas at a future date if required to do so, in each case possibly for other companies in the Royal Dutch Shell Group. In addition, in performing his duties, the Employee will be required to travel extensively inside and outside the Netherlands, in accordance with business requirements.

ARTICLE 3 SALARY

3.1 The Employee will receive a pensionable base salary (“PBS”) of €1,400,000 gross per annum, to be paid in twelve monthly instalments. The PBS will be reviewed annually by the Remuneration Committee (“REMCO”) of the Board of RDS. REMCO may advise the Employer to increase the PBS following their review, however there is no guarantee that such a review will result in any increase in PBS. The statutory minimum holiday allowance is deemed to be included in the PBS.

ARTICLE 4 ANNUAL BONUS

4.1 The Employee is eligible to be considered for an annual bonus. Bonus payments are discretionary. The level of any bonus payable for each year will be established by the Board of RDS based on the recommendation of REMCO. On an annual basis, a bonus letter incorporating the annual bonus performance targets and conditions will be issued and will require the Employee’s acceptance in order to be eligible for a discretionary bonus.

ARTICLE 5 SHARE-BASED PLANS

5.1 The Employee is eligible to be considered for awards under the rules of the Long-term Incentive Plan and the Deferred Bonus plan. These plans operate at the discretion of the Board of RDS, and may be amended, varied or withdrawn at any time. Participation in these plans and awards granted will be at the discretion of the Board of RDS and subject to the relevant plan rules.

ARTICLE 6 MALUS AND CLAWBACK

6.1 Bonus payments or share awards under the relevant plan rules are subject to the malus and clawback provisions applicable to the relevant payment or award. Annually, the Employee will be asked to complete a bonus letter (referred to in 4.1) acknowledging the applicable malus and clawback provisions in respect of the bonus.

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ARTICLE 7 PENSION

7.1 The Employee will continue to be a member of the Stichting Shell Pensioenfonds and the Employee’s rights and obligations in relation to pension (including those relating to payment of contribution) will be governed by the applicable regulations of Stichting Shell Pensioenfonds as amended from time to time.

ARTICLE 8 FINANCIAL CONTRIBUTION FOR MEDICAL INSURANCE

8.1 The Employer will pay a voluntary contribution to the costs of medical insurance, the ‘Financial Allowance for Medical Insurance’. Whether a Financial Allowance for Medical Insurance is paid and, if so, its amount is entirely at the Employer’s discretion and any such contribution will be paid at the same time as the monthly instalments of PBS.

ARTICLE 9 COMPANY PROVIDED CAR, CORPORATE AIRCRAFT AND CAR ALLOWANCE

9.1 A dedicated company car and driver will be available to the Employee to provide transport for business related purposes. This will generally cover travel:

■	from home in the Netherlands to work and vice versa;
■	to meetings relating to the performance of the Employee’s duties within the Netherlands; and
■	to and from the airport for trips for business reasons.

The facility is not available for private purposes, such as holidays. It is not available for use by the Employee’s family members unless they are accompanying the Employee on official company business or attending a function in an official company capacity, or otherwise require transportation for company business reasons.

9.2 The Employee will be classified as an ‘A’ priority authorised user of company aircraft. As such, the Employee may use and schedule short haul, medium range and intercontinental flights from the corporate fleet of aircraft as the Employee requires for business purposes and subject to the operating procedures of Shell Aircraft. The same restrictions for private and family use apply as for the use of the company car.

9.3 The Employee will receive a monthly car allowance of €1,200 gross. This allowance will be paid at the same time as the monthly instalment of PBS.

9.4 The company car, corporate aircraft and car allowance policies operate at the Employer’s discretion and may be amended, varied or withdrawn at any time.

ARTICLE 10 LEAVE

10.1 The Employee is entitled to 30 working days of holiday leave per calendar year, based on full-time employment.

10.2 The Employer can nominate a maximum of two ‘bridging days’ per calendar year.

ARTICLE 11 LOANS

11. 1 The Employee will not be entitled to receive any loans, guarantees or other financial support from any company in the Royal Dutch Shell Group.

ARTICLE 12 BUSINESS EXPENSES

12.1 The Employee will be able to recover expenses incurred by the Employee for company business purposes in accordance with the applicable procedures of the Royal Dutch Shell Group from time to time. Such expense claims are subject to audit. An internal audit of the Employee’s expenses is expected to take place bi-annually.

ARTICLE 13 HOME SECURITY

13.1 Employer will carry out an assessment of the security arrangements for the Employee’s prime and – if applicable – secondary home from time to time. This assessment covers such items as: perimeter protection, lighting, physical protection of the building, intrusion detection and alarm response systems. The Employee will implement such security arrangements in relation to such home(s) as deemed necessary by the Employer following that assessment. The costs of such necessary arrangements are for the account of the Employer.

ARTICLE 14 OTHER BENEFITS, APPLICABLE RULES AND SAFETY REGULATIONS

14.1 Other discretionary benefits are provided in accordance with the policies and practices applicable to staff in The Netherlands. These benefits change from time to time and some exclude the participation of Executive Directors notably, for instance, the Life Cycle Savings Scheme. Details of Netherlands policies and practices can be found on HR Online. Discretionary benefits are occasionally referred to in this contract of employment and the offer letter. If there is a conflict or inconsistency between the provisions relating to discretionary benefits in these documents and wording relating to the same benefits on HR Online, the wording in the contract of employment and the offer letter shall prevail.

14.2 The Employee is required to conduct himself appropriately having regard to his responsibilities and duties. The Employee is required familiarise himself with the contents of the Royal Dutch Shell plc Directors’ Handbook and comply with the policies contained therein, including the Shell General Business Principles, the Shell Code of Conduct (and the detailed rules which derive from them such as – but not limited to – the Anti Bribery and Corruption Manual, Conflict of Interest Policy, Securities Dealing Code and the Life Saving Rules), the Securities Dealing Guidance for Directors as well as the Reminder – Share Dealing Restrictions which accompany the Royal Dutch Shell plc Board Book, in each case as amended or replaced from time to time. The Employee acknowledges that he has received current copies of these documents.

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14.3 The Employee shall comply with the HSSE policy of the Employer and all rules which apply in any location where he carries out his work under this contract which are intended, amongst other things, to ensure his safety and that of his co-workers, in each case as amended or replaced from time to time. The Employee acknowledges that he has received current copies of these documents.

ARTICLE 15 CONFIDENTIALITY AND COMPANY PROPERTY

15.1 Both during the employment under this contract and following its termination for any reason whatsoever, the Employee will keep secret all matters of which he gains knowledge in his capacity as Executive Director / Chief Executive Officer, member of the Board of Directors of RDS, member of the Board of Directors of Employer, employee of Employer, or as director or employee of any other company in the Royal Dutch Shell Group and of which he knows or can reasonably suspect that knowledge thereof by third parties would or could harm the interests of any member of the Royal Dutch Shell Group or its employees or contacts, and will only use it in the performance or furtherance of his duties under this contract.

15.2 The Employee is prohibited from retaining documents and/or correspondence and/or other data carriers and/or copies thereof, which belong to any company in the Royal Dutch Shell Group in any way, except insofar and for as long as this is required to carry out his duties under this contract. In any case, the Employee is obliged to return such documents and/or correspondence and/or other data carriers and/or copies thereof to the Employer immediately when the employment under this contract ends or when he is not actively working for any reason, irrespective of whether any request is made by the Employer to that effect.

15.3 At the end of the employment under this contract the Employee will also return all other company property, such as access passes, laptops, telephones, keys, company cards, manuals, documentation in any form (hard and/or soft copy) and all other property of any company in the Royal Dutch Shell Group to the Employer undamaged, or return them in a manner specified by the Employer.

15.4 For any breach of a prohibition and/or obligation described in this article, the Employee will pay to the Employer an immediately payable fine of €5,000 per breach and a sum of €500 for every day or part of a day that the Employee is in breach without prejudice to the Employer’s right to demand specific performance or claim full compensation.

ARTICLE 16 ADDITIONAL WORK

16.1 If the Employee wishes to carry out work and/or wishes to undertake secondary employment in each case in addition to the work he performs and / or his duties and responsibilities under this contract of employment, he may only do so subject to the applicable rules concerning such additional work / secondary employment, such as – but not limited to – the Code of Conduct, Conflict of Interest Policy, HR Online and the policy on external directorships.

ARTICLE 17 NON-COMPETITION CLAUSE

17.1 The Employee is prohibited from doing the following for a period of 12 months following the end of this contract without the prior written consent from the Employer:

■	set up or carry on a business involving activities which are similar to or compete with those of any company in the Royal Dutch Shell Group;
■	carry out work directly or indirectly, either for free or for remuneration, for an organisation with activities which are similar to or compete with those of any company in the Royal Dutch Shell Group, whether or not on the basis of a contract of employment;
■	have a direct or indirect interest in a business which competes with any company in the Royal Dutch Shell Group if this results in a Conflict of Interest as described in the Code of Conduct;
■	directly or indirectly, on his own behalf or for others, for remuneration or not, in any form do business with or maintain commercial contacts in any form with or work for or be involved with or have an interest in (future) customers or contacts of any member of the Royal Dutch Shell Group with which the Employee has come into contact as a result of his employment with any company in the Royal Dutch Shell Group;
■	approach employees of any company in the Royal Dutch Shell Group with the intention of causing or encouraging those employees to terminate their employment or detrimentally affecting their employment relationship with their employer in the Royal Dutch Shell Group.

17.2 The provisions of paragraph 1 of this article also apply to activities in which any company in the Royal Dutch Shell Group has become involved after the signing of this contract.

17.3 The provisions of paragraph 1 and paragraph 2 of this Article will remain applicable if the scope of the Employee’s work is extended or restricted after entering into this contract. The parties acknowledge that such a change in the scope will be deemed to have been part of the Employee’s scope of work from the start of this contract.

17.4 For any breach of a prohibition and/or obligation described in this article, the Employee will pay to the Employer an immediately payable fine of €5,000 per breach and a sum of €500 per day for every day or part of a day that the Employee is in breach without prejudice to the Employer’s right to demand specific performance or claim full compensation.

ARTICLE 18 INTELLECTUAL PROPERTY

18.1 The Employee will inform the Employer (or a third party to be nominated by the Employer) of any invention which he has made during his employment as soon as it is made or becomes known but in any case following a request to that end from the Employer. Section 12 of the Patents Act 1995 (Rijksoctrooiwet 1995) applies in that respect.

18.2 If the nature of the Employee’s employment requires the Employee to use his particular knowledge to make inventions of the same kind as those covered by the notification of the invention, the patent rights will accrue to the Employer (or to a third party to be nominated by the Employer).

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18.3 If the nature of the Employee’s employment does not require the Employee to use his particular knowledge to make inventions of the same kind as those covered by the notification of the invention, the following will apply:

■	if the invention is demonstrably connected with the activities of any company in the Royal Dutch Shell Group, the patent rights will accrue to the Employer (or to a third party to be nominated by the Employer);
■	If the Employer does not consider that such a connection exists, and if the Employer (or the aforementioned third party) does not wish to exercise its patent rights, the Employer will inform the Employee of this in writing ultimately within six months of being notified of the invention. The Employee will then have the right to dispose freely of the invention. At the same time the duty of confidentiality described in Article [15] thereby lapses purely with regard to the invention itself;
■	If the Employer (or the aforementioned third party) wishes to exercise the patent rights assigned to it, the Employer will pay the Employee a fair amount taking into account the monetary value of the invention and the circumstances under which it was made.

18.4 The Employee undertakes to cooperate fully and carry out all formalities if so requested, even after his employment has ended, in order to enable the Employer to apply for, obtain and/or uphold patent rights anywhere in the world, and to assign all rights relating to the invention to the Employer or any third party nominated by the Employer where necessary. The costs associated with the cooperation will be for the account of the Employer. The Employer is not obliged to apply for patent rights which accrue or are assigned to it.

18.5 All other intellectual property rights relating to documents, computer programs, trademarks, drawings, models etc. which have arisen through the Employee’s creative efforts in the context of his employment will accrue to the Employer. If the situation requires, the Employee hereby assigns all his rights to these intellectual property rights to the Employer with regard to those intellectual property rights which do not legally accrue to the Employer. Insofar as these intellectual property rights have not been assigned to the Employer, the Employee is obliged to assign such rights to the Employer anywhere in the world at the Employer’s first request, even after the Employee’s employment has ended.

18.6 For any breach of a prohibition and/or obligation described in this Article, the Employee will pay to the Employer an immediately payable fine of €5,000 per breach and a sum of €500 per day for every day or part of a day that the Employee is in breach without prejudice to the Employer’s right to demand specific performance or claim full compensation.

ARTICLE 19 INCAPACITY FOR WORK

19.1 In the event of incapacity for work the PBS and other emoluments will be paid to the Employee during such incapacity in accordance with the rules applicable at that time as published from time to time on HR Online. Such current rules may cease to apply, be replaced or may be amended during the Employee’s employment under this contract and any such new, replaced or amended rules will apply to any absence of the Employee due to incapacity. If rules cease to apply, are replaced or are amended, the Employee cannot make any claim under the previous versions of the rules.

ARTICLE 20 AMENDMENT CLAUSE

20.1 The Employer may unilaterally amend this contract of employment, including any relevant plan rules, applicable policies or other rules relevant to the terms of employment, to the maximum extent permitted by the laws of the Netherlands.

20.2 The offer letter and the relevant plan rules, applicable policies or other rules relevant to the terms of employment, as they apply from time to time, form part of this contract of employment. Consequently, the rules may cease to apply, be replaced or may be amended during the Employee’s employment under this contract and any new, replaced or amended rules will apply to the Employee. If rules cease to apply, are replaced or are amended, the Employee cannot make any claim under the previous versions of the rules.

ARTICLE 21 END OF EMPLOYMENT ARRANGEMENTS

21.1 It is recognised that the Employee may be requested by the Employer to leave employment at a date which is sooner than he may have personally planned. It is the intent of the Employer that such departure is managed in a responsible manner and taking into account the expectation from shareholders that any compensation paid associated with such departure is appropriate. Therefore, the following policy will be applied upon termination of the employment.

The Employee can receive a maximum compensation of one times PBS plus the annual bonus percentage if his employment is terminated at the initiative of Employer and no other role with any company in the Royal Dutch Shell Group has been offered to the Employee, unless the Employee is not eligible pursuant to article 21.2 of this contract of employment.

For the avoidance of doubt for the purposes of this Article 21:

■	“PBS” means the PBS applicable at the termination date of employment.
■	“annual bonus percentage” means the bonus percentage that has been agreed at the date of termination to be the basis for calculating any annual bonus that may be awarded pursuant to the discretionary bonus arrangements.
■	Termination of employment in this context means the termination of the Employee’s employment with a company in the Royal Dutch Shell Group in such a way that Employee is no longer employed by any company in the Royal Dutch Shell Group.

21.2 The Employee will be not be eligible for a compensation on the basis of this Article 21 if the employment is terminated as a result of:

a. a summary dismissal by the Employer or rescission of the contract of employment by a Court on the basis of an ‘urgent reason’ or ‘dringende reden’;

b. a shareholder decision or rescission by a Court of the contract of employment on the basis of an ‘important reason’ or ‘gewichtige reden’, which includes, without limitation, reasons such as poor performance, gross misconduct or other misconduct materially damaging the Employer’s interests or those of any company in the Royal Dutch Shell Group;

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c. Employee serving notice of termination;

d. disability, injury, death or ill-health when other policies apply; or

e. Employee reaching the pensionable age according to the provisions of the applicable pension scheme.

21.3 To avoid cumulative compensation payments, these end of employment arrangements are always applied at the exclusion of other provisions, such as national policies or individual arrangements, relating to severance payments. The end of employment arrangements as described and agreed in the letter dated 31 October 2012 will therefore lapse on 1 January 2014.

21.4 Payment of any compensation as described in this Article 21 is conditional upon Employee signing a full and final discharge, which will include a waiver of any contractual, statutory, tortious or other claim of any nature the Employee may have arising out of or in connection with the loss of office or his employment with the Employer or any company in the Royal Dutch Shell Group, or its termination (whether under the laws of the Netherlands, those of England and Wales, the European Union or any other law) which the Employee may have against the Employer or any company in the Royal Dutch Shell Group or their directors, officers, agents or employees.

21.5 The Employee has a duty to seek alternative employment to mitigate the damages that are meant to be compensated through these end of employment arrangements. The Employer reserves the right to adjust the amount of compensation downwardly or to defer payment of (a part of) the compensation, to be able to take into account the circumstances and mitigating actions, or lack thereof, by the Employee and taking into account shareholder expectations.

ARTICLE 22 END OF EMPLOYMENT

22.1 Without prejudice to the provisions of Section 10 of Book 7 of the Dutch Civil Code:

a. either party may terminate this contract by giving written notice to the other at the end of a calendar month, observing the statutory notice period;

b. the employment of the Employee under this contract ends on the last day of the month in which the Employee reaches pensionable age according to the provisions of the pension scheme applicable to him, without requiring notice;

c. the acceptance of a contract of employment by the Employee with another company belonging to or affiliated with the Royal Dutch Shell Group will be regarded and accepted by the Employer as the termination of the contract of employment by the Employee on the date on which he starts with that other employer, without requiring notice from the Employee.

ARTICLE 23 CONDITIONS

23.1 This contract of employment will not become effective unless the following conditions precedent have been fulfilled before 1 January 2014:

a. a pre-employment check, if any, to be carried out by or on behalf of Employer, the results of which are to the satisfaction of the Employer. This may include checks on the information provided by the Employee or references;

b. to the extent required, the prior clearance of the Employee by any authority regulating any company in the Royal Dutch Shell Group;

c. if applicable, the Employee obtaining the required work permit in the Netherlands for at least the duration of this contract;

d. if applicable, the Employee passing a medical examination, to the satisfaction of the Employer, for the performance of the agreed work, taking into account expected long working hours and extensive travel.

23.2 Without prejudice to the provisions of Section 10 of Book 7 of the Dutch Civil Code, this contract of employment will terminate by operation of law with immediate effect if after the effective date:

a. any required clearance of Employee by any authority regulating any company in the Royal Dutch Shell Group is not received or is withdrawn;

b. any required work permit of the Employee in the Netherlands is not received or withdrawn; or

c. any information provided by the Employee to the Employer in connection with this employment contract, either before or after the effective date, is inaccurate, incomplete or misleading.

ARTICLE 24 DEFINITION OF ROYAL DUTCH SHELL GROUP

24.1 Royal Dutch Shell Group refers to: RDS and any entity which RDS directly or indirectly controls.

For this purpose:

■	an entity directly controls another entity if it owns fifty percent (50%) or more of the voting rights attached to the issued share capital of the other entity; and
■	an entity indirectly controls another entity if a series of entities can be specified, beginning with the first entity and ending with the other entity, so related that each entity of the series (except RDS) is directly controlled by one or more of the entities earlier in the series.

ARTICLE 25 GENERAL TERMS OF EMPLOYMENT; COMPLETE ARRANGEMENT; OFFSETTING

25.1 The parties intend this contract of employment together with the offer letter dated 20 December 2013 to be a comprehensive arrangement. The Employee declares that he will enter into this contract only on the basis of the express written provisions of this contact and the relevant plan rules or applicable policies. The Employee cannot invoke (i) agreements which are not expressly included in this contract in writing, or (ii), statements, acts or omissions by or on behalf of the Employer prior to the conclusion of this contract.

25.2 The Employer will be entitled to offset sums owed to the Employer by the Employee against sums owed to the Employee by the Employer as permitted by law.

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ARTICLE 26 APPLICABLE LAW

26.1 The contract of employment (including, without limitation, the offer letter dated 20 December 2013 and the loan assignment attached) and the offer letter dated 20 December 2013 will be governed exclusively by the laws of the Netherlands.

Drawn up and signed in duplicate.

, 20			, 20
(place)	(date)	(year)	(place)	(date)	(year)

(Employer’s Signature)			(Employee’s Signature)